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+1 212 446 4800

www.kirkland.com

August 13, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Rebekah Lindsey, Kathleen Collins, Edwin Kim, and Jan Woo

Re:	Clearwater Analytics Holdings, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted July 22, 2021
CIK 0001866368

On behalf of our client, Clearwater Analytics Holdings, Inc. (the “Company”), we set forth below the Company’s responses to the letter, dated August 6, 2021, containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1 confidentially submitted by the Company on July 22, 2021 (the “Draft Registration Statement”).

In order to facilitate your review of our responses, we have restated each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the Staff’s comments immediately below the corresponding numbered comment.

In addition, the Company has revised the Draft Registration Statement in response to the Staff’s comments and is confidentially filing a revised draft of the Draft Registration Statement on Form DRS/A (the “Registration Statement”) concurrently with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1

Organizational Structure, page 55

1.

Staff’s comment: We note your response to prior comment 3 regarding your discretion to issue cash for LLC Interests and corresponding Class B and Class C common stock, instead of exchanging them for Class A and Class D common stock, respectively. As noted in your response letter, please clarify in your prospectus that you have “preserved this optionality for strategic business and tax reasons, providing liquidity for certain holders of LLC Interests.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 10 and 57 of the Registration Statement.

Beijing    Boston    Chicago    Dallas    Hong Kong     Houston    London    Los Angeles    Munich    Palo Alto    Paris    San Francisco     Shanghai    Washington, D.C.

Management’s Discussion and Analysis of Results of Operation and Financial Condition Overview, page 70

2.	Staff’s comment: Please revise your disclosure throughout the filing to present Net Income Margin and Adjusted EBITDA Margin for all periods presented, including any quarterly periods presented.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 3, 77 and 99 of the Registration Statement.

Consolidated Financial Statements

Note 14, Subsequent Events, page F-27

3.

Staff’s comment: Refer to prior comment 22. As requested, please disclose the estimated unrecognized compensation expense associated with your equity awards issued subsequent to December 31, 2020, if material, and the periods over which it will be recognized or tell us why such disclosure is not required. Refer to ASC 855-10-50-2(b).

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-30 of the Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned by telephone at (212) 446-4943 or by email at jkorff@kirkland.com.

Sincerely,

/s/ Joshua N. Korff
Joshua N. Korff

cc:	Alphonse Valbrune
Clearwater Analytics Holding, Inc.

Ross Leff
Aslam Rawoof
Kirkland & Ellis LLP

Ryan J. Dzierniejko
Richard L. Oliver
Skadden, Arps, Slate, Meagher & Flom LLP